Exhibit 2

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
05/19/2025	(500,000)	4.46
05/21/2025	(279,425)	4.50
05/22/2025	(538,800)	4.35
05/23/2025	(1,313,750)	4.44
05/27/2025	(350,000)	4.80
06/02/2025	(55,500)	4.49
06/03/2025	(26,800)	4.51
06/09/2025	(96,700)	4.10
06/10/2025	(71,000)	4.10
06/18/2025	(500,000)	7.12
06/18/2025	*(1,393,929)	6.70

*Shares were not sold in the open market but were retained by the Company through a cashless stock option exercise.